UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
November 6, 2007
Commission File Number 001—33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Letters, dated November 6, 2007, from Sterlite Industries (India) Limited to the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

Other Events
Sterlite Industries (India) Limited (the “Company”) announces that it intends to participate in projects relating to the generation of coal based thermal power and other ancillary activities. The Company currently intends to develop these projects through its subsidiary Sterlite Energy Limited (“Sterlite Energy”). These power projects are expected to include ultra mega power projects or other projects announced by the Government of India or any State Government and/or corporation and other projects independently developed by Sterlite Energy aggregating to an installed capacity of up to 10,000 MW. Sterlite Energy is considering financing options for these projects, including the issuance of equity and the incurrence of debt. A majority of these projects, if awarded and approved, are expected to be commissioned over the next five years.
This announcement was made in letters, dated November 6, 2007, from the Company to the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, which are attached hereto as Exhibit 99.1 and are incorporated herein by reference.
This announcement is not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration under the U.S. Securities Act of 1933, as amended.
Forward-Looking Statements May Prove Inadequate:
In addition to historical information, this Form 6-K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Registration Statement on Form F-1. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6-K . In addition, you should carefully review the other information in our Registration Statement and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’s website, www.sec.gov.
Exhibits
99.1	Letters, dated November 6, 2007, from Sterlite Industries (India) Limited to the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: November 6, 2007

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Letters, dated November 6, 2007, from Sterlite Industries (India) Limited to the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.